EXHIBIT 15

August 19, 2003

Hastings Manufacturing Company
Hastings, Michigan

We have reviewed, in accordance with standards established by the AICPA, the unaudited interim financial information of Hastings Manufacturing Company and subsidiaries for the periods ended June 30, 2003 and 2002 as indicated in our report dated August 8, 2003. Because we did not perform an audit, we expressed no opinion on that information. We are aware that our report referred to above, which was included in your quarterly report on Form 10-Q, is being incorporated by reference in a Registration Statement (File No. 333-74489).

We also are aware that our report referred to above, under Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

/s/BDO Seidman, LLP

Grand Rapids, Michigan